YUKON-NEVADA GOLD CORP. CONTINUES TO IMPROVE UPON ITS ALREADY
SUCCESSFUL STACK TEST RESULTS

Vancouver, BC – May 3, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that results from its most recent stack emission tests at its wholly owned subsidiary Queenstake Resources USA, Inc’s Jerritt Canyon Gold Mine continue to improve well below the maximum levels specified in the Consent Decree entered into with the Nevada Division of Environmental Protection (“NDEP”).

The tests were carried out on the Jerritt Canyon gold treatment plant near Elko, Nevada under normal operating conditions by the independent stack testing group who certified the resulting report.

The ongoing tests have confirmed the capabilities, consistency and stability of the chosen control technology to improve stack test emissions at Jerritt Canyon. Since this program commenced at the end of calendar year 2009 results have steadily improved to well below the required standards. This information was previously released by the company in a news release on March 17, 2010.

President and CEO Mr. Robert Baldock states, “These results demonstrate that the Company is meeting, and will be able to continue to meet and exceed by a wide margin, all regulatory requirements for emissions to atmosphere.”

The latest stack test results from Jerritt Canyon, continue to show the effectiveness of the technology developed to limit mercury emissions. The mercury emissions from the stacks continue to fall and are now 11% of the levels permitted under the consent decree, and ultimate discharge improvements may not have been fully realized. Other contaminants such as SO2 and particulate are also falling and are approximately 1% of the allowed limits.

Chief Operating Officer Graham Dickson, responsible for design, development, installation and commissioning of the patent pending technology at the Jerritt Canyon plant, states, "The Company will bring the same expertise, focus and energy to bear on all of its environmental tasks designed to deal with present operations and residual problems from past operations."

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.